Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2009	2008(b)	2007	2006	2005

Excluding interest on deposits

Income from continuing operations before income taxes	$16,067	$2,773	$22,805	$19,886	$11,839

Fixed charges:
Interest expense	10,372	19,693	23,328	20,823	15,534
One-third of rents, net of income from subleases(a)	569	507	400	357	349

Total fixed charges	10,941	20,200	23,728	21,180	15,883

Less: Equity in undistributed income of affiliates/Add: Equity in undistributed loss of affiliates	(21)	623	(159)	(152)	6

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$26,987	$23,596	$46,374	$40,914	$27,728

Fixed charges, as above	$10,941	$20,200	$23,728	$21,180	$15,883

Ratio of earnings to fixed charges	2.47	1.17	1.95	1.93	1.75

Including interest on deposits

Fixed charges as above	$10,941	$20,200	$23,728	$21,180	$15,883
Add: Interest on deposits	4,826	14,546	21,653	17,042	9,986

Total fixed charges and interest on deposits	$15,767	$34,746	$45,381	$38,222	$25,869

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$26,987	$23,596	$46,374	$40,914	$27,728
Add: Interest on deposits	4,826	14,546	21,653	17,042	9,986

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$31,813	$38,142	$68,027	$57,956	$37,714

Ratio of earnings to fixed charges	2.02	1.10	1.50	1.52	1.46

(a)	The proportion deemed representative of the interest factor.

(b)	On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, JPMorgan Chase merged with The Bear Stearns Companies Inc. Each of these transactions was accounted for as a purchase, and their respective results of operations are included in the Firm’s results from each respective transaction date.

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